DCO

DEMETRIUS & COMPANY, L.L.C.
CERTIFIED PUBLIC ACCOUNTANTS

April 7, 2011

To the Board of Directors
Eternal Image Inc.
28800 Orchard Lake Road
Suite 130
Farmington Hills, MI 48334

Dear Board of Directors:

We are advising you of our decision to resign as Independent Auditors of Eternal Image Inc. for the year ended December 31, 2010.

This decision is based upon the fact that we have not received payment of our prior year audit fee and therefore are not independent under the laws of the Security Exchange Commission.

We will, by separate letter, as is required, advise the SEC of our decision tomorrow morning.

We appreciate the opportunity to have assisted you in the past and wish the company a very successful future.

Sincerely Yours

Demetrius & Company, L.L.C.
For the firm:
John A. Demetrius, Member

cc: Securities Exchange Commission
Tom Boccieri, Esq.

Wayne Plaza II ▪ 155 Route 46 West ▪ Wayne, New Jersey 07470-6831
Telephone: 973-812-0100 ▪ Fax: 973-812-0750
212-682-0653 ▪ www.demetrius-llc.com